JPF Securities Law, LLC
17111 KENTON DRIVE, SUITE 100B
CORNELIUS, NC  28031

VIA FACSIMILE (202-772-9210)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C.  20549

Attn:                       Barbara C. Jacobs
                  Assistant Director

Re:  Information Systems Associates, Inc. Registration Statement on Form SB-2, File Number 333-142429

Ladies and Gentlemen:

Please consider this letter confirmation that there have been no material changes to the financial statements of Information Systems Associates, Inc. for the period ending December 31, 2007.

Should you have any questions or concerns please do not hesitate to contact this office.  Thank you for your assistance in this matter.

/s/Jared P. Febbroriello
Yours truly,

Jared P. Febbroriello

JPF Securities Law, LLC
17111 KENTON DRIVE, SUITE 100B
CORNELIUS, NC  28031

January 23, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC  20549

ATTN:  Barbara C. Jacobs

Re:            Information Systems Associates, Inc.
     Registration Statement on Form SB-2
     File No. 333-142429

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective time and ate for the above-captioned registration statement to go effective at 5:00 PM EST on Thursday, January 24, 2008, or as soon thereafter as practicable.

We hereby acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/Jared P. Febbroriello
Sincerely,

Jared Febbroriello, Esq. LL.M.
JPF Securities Law, LLC